



03015831

UF6-5-03

OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8- 53200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

MAY 3 0 2003

REPORT FOR THE PERIOD BEGINNING _____04/01/02_____ AND ENDING_____03/31/03_____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OFFICIAL USE ONLY

FIRM ID. NO.

THORPE CAPITAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____10 WEST BROADWAY SUITE 620____
                    (No. and Street)

____SALT LAKE CITY____   ____UTAH____   ____84101____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    __(801) 519-0505__
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

____HANSEN, BARNETT & MAXWELL____
            (Name – if individual state ias: first, middle name)

__5 TRIAD CENTER, SUITE 750__   __SALT LAKE CITY__   __UTAH__   __84180-1128__
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its
possessions.

PROCESSED

JUN 1 2 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report
be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Devin D. Thorpe_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____
_____**THORPE CAPITAL, INC.**_____, as of __**March 31,**
2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

NOTARY PUBLIC
Sandra N. Spencer
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
My Commission Expires
June 5, 2005
STATE OF UTAH

This report** contains (check all applicable boxes):
[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[1] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[1] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[2] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[1] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

      1. Company exempt under 15c301(2).

      2. Company is not a consolidated entity.

THORPE CAPITAL, INC.



SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

March 31, 2003 and 2002

THORPE CAPITAL, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL

A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-22

Fax (801) 532-7944

5 Triad Center, Suite 750

Salt Lake City, Utah 84180

www.hbmcpas.com

REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
Thorpe Capital, Inc.

We have audited the accompanying statements of financial condition of Thorpe Capital, Inc. as of March 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thorpe Capital, Inc. as of March 31, 2003 and 2002, and the results of its operations and cash flows for the years ended March 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 21, 2003

3



THORPE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31,	2003	2002
ASSETS		
Current Assets		
Cash	$ 12,315	$ 8,931
Total Current Assets	12,315	8,931
Total Assets	$ 12,315	$ 8,931
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Deferred revenue	$ 1,400	$ -
Accrued income taxes	100	-
Total Current Liabilities	1,500	-
Stockholders' Equity (Deficit)		
Common Stock - 50,000 shares authorized;		
1,000 shares issued and outstanding		
no par value	17,000	17,000
Accumulated equity (deficit)	(6,185)	(8,069)
Total Stockholders' Equity	10,815	8,931
Total Liabilities and Stockholders' Equity	$ 12,315	$ 8,931

The accompanying notes are an integral part of these financial statements.

4

THORPE CAPITAL, INC.
STATEMENTS OF OPERATIONS

For the Years Ended March 31,		2003		2002
Revenues				
Commissions income	$	52,747	$	11,000
Advisory revenue		7,500		-
Interest income		102		185
		60,349		11,185
Expenses				
Salaries and wages		33,749		10,655
Employee benefits		5,275		-
Other operating expenses		13,222		4,704
		52,246		15,359
Net Income (Loss)	$	8,103	$	(4,174)

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amounts	Deficit	Equity
Balance at March 31, 2001	1,000	$ 9,908	$ (3,895)	$ 6,013
Contributed capital	-	7,092	-	7,092
Net Loss	-	-	(4,174)	(4,174)
Balance at March 31, 2002	1,000	$ 17,000	$ (8,069)	$ 8,931
Contributed capital	-	-	-	-
Dividends paid	-	-	(6,219)	(6,219)
Net Income	-	-	8,103	8,103
Balance at March 31, 2003	1,000	$ 17,000	$ (6,185)	$ 10,815

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF CASH FLOWS

For the Years Ended March 31,		2003		2002
Cash Flows from Operating Activities:				
Net income (loss)	$	8,103	$	(4,174)
Changes in operating assets and liabilities:				
Deferred revenue		1,400		-
Accrued income taxes		100		-
Accounts payable		-		(100)
Net Cash Provided by (Used in) Operating Activities		9,603		(4,274)
Cash Flows from Financing Activities:				
Dividends paid		(6,219)		
Capital contribution				7,092
Net Cash Provided by (Used in) Financing Activities		(6,219)		7,092
Net Increase (Decrease) in Cash		3,384		2,818
Cash at Beginning of Period		8,931		6,113
Cash at End of Period	$	12,315	$	8,931
Supplemental Cash Flow Information:				
Taxes paid	$	100	$	100

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Thorpe Capital, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal market is Utah. The Company is a wholly-owned subsidiary of Thorpe Advisory Services, LLC (a Utah limited liability company).

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes*. A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

NOTE 2--INCOME TAX

For federal income tax purposes, the Company has $66 of net operating loss carry forwards as of March 31, 2003. These net operating loss carry forwards expire between the years 2018 and 2021.

Deferred tax assets as of March 31 consisted of the following:

	2003	2002
Federal	$ 10	$ 1,150
State	—	403
Total	10	1,553
Valuation Allowance	(10)	(1,553)
Total	$ —	$ —

The deferred tax asset is the result of net operating loss carryforwards. A valuation allowance was assessed due to the uncertainty that the deferred tax asset will be realized in future periods. During the year ended March 31, 2003 the valuation allowance increased $1,543.

NOTE 3--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

During the year ended March 31, 2003 and 2002, the Company had net capital of $10,815 and $8,931, respectively, which was $5,815 and $3,931 in excess of its required net capital of $5,000. During the year ended March 31, 2003 and 2002, the Company's ratio of aggregate indebtedness to net capital was .14 to 1 and 0 to 1, respectively.

NOTE 4 -- RELATED PARTY TRANSACTIONS

During the year ended March 31, 2003 and 2002, Thorpe Advisory Services contributed $0 and $7,092, respectively, to the Company. The Company has accounted for these contributions as contributed capital.

NOTE 5 – STOCKHOLDERS' EQUITY

During the year ended March 31, 2003 and 2002, the Company paid dividends of $6,219 and $0 to Thorpe Advisory Services.

SUPPLEMENTAL INFORMATION

THORPE CAPITAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2003

Total stockholders' equity	$	10,815
Less non-allowable assets		-
Net Capital		10,815
Net capital per Focus Report dated March 31, 2003		9,547
Difference	$	1,268

Reconciliation of difference between net capital
and net capital per focus report dated March 31, 2003
   Audit adjustments:

Adjust accrued income taxes		1,268
Total Audit Adjustments	$	1,268

Aggregate Indebtedness

Accrued expenses and deferred revenue		1,500
Total Aggregate Indebtedness	$	1,500

Computation of Basic Net Capital Requirement

Net capital	$	10,815
Minimum net capital required		5,000
Excess Net Capital	$	5,815

Ratio of Aggregate Indebtedness to Net Capital	.14 to 1
Ratio of Aggregate Indebtedness to Net Capital **Per the Focus Report**	-
Difference	(0.14)

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-2200
Fax (801) 532-7944
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
www.hbmcpas.com

ACCOUNTANTS' SUPPLEMENTAL REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

Board of Directors
Thorpe Capital, Inc.

In planning and performing our audit of the financial statements of Thorpe Capital, Inc. for the year ended March 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 21, 2003